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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CIDCO INCORPORATED
(Name of Subject Company (Issuer))

EARTHLINK ACQUISITION SUB, INC.
A WHOLLY OWNED SUBSIDIARY OF

EARTHLINK, INC.
(OFFERORS)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Samuel R. DeSimone, Jr.
EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30309
(404) 815-0770
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
Telephone (404) 888-4000

    / /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party offer subject to Rule 14d-1
/ / issuer tender offer subject to Rule 13e-4.
/ / going-private transactions subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

SCHEDULE TO

    This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 31, 2001 (the "Schedule TO") by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Offeror") and a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("Parent"), relating to the offer by Offeror to purchase all outstanding shares of Common Stock, $.01 par value per share (the "Shares"), of Cidco Incorporated, a Delaware corporation (the "Company") at a purchase price of $0.36 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which were previously filed as exhibits to the Schedule TO.

    Except as amended hereby, all of the disclosures set forth in the Schedule TO previously filed remain unchanged.

ITEM 11. ADDITIONAL INFORMATION

  (b)
  The information set forth in the joint press release issued by Parent and the Company on December 3, 2001, filed as an Exhibit to this Schedule TO, is incorporated herein by reference.

ITEM 12. EXHIBITS

    99(a)(1)(HH)  Joint press release issued by Parent and the Company on December 3, 2001.

SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
/s/ SAMUEL R. DESIMONE, JR. (Signature)
Samuel R. DeSimone, Jr., Executive Vice President, General Counsel, Secretary (Name and Title)
December 4, 2001 (Date)
EARTHLINK ACQUISITION SUB, INC.
/s/ SAMUEL R. DESIMONE, JR. (Signature)
Samuel R. DeSimone, Jr., Secretary (Name and Title)
December 4, 2001 (Date)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(HH)	Joint press release issued by Parent and the Company on December 3, 2001.

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SCHEDULE TO
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX